UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  MAY 31, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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ASCOM DIVISION

TDC BUYS ASCOM BUSINESS COMMUNICATIONS DIVISION IN SWITZERLAND

TDC buys Ascom business communication division, an important Swiss provider of LAN services and infrastructure to companies, for a price of DKK 161m[1]. Ascoms business communications division will be acquired through a net asset deal.

The acquisition of Ascoms business communication division will strengthen TDC's position in the rapidly expanding market for IP communications solutions as well as complementing and supporting TDC Switzerland's service towards Swiss corporate customers' with a need for IP/LAN solutions.

Closing of the acquisition is subject to certain conditions, most notably approval of the Swiss competition authorities and consent of certain major customers.

For further information please contact TDC Investor Relations at +45 3343 7680.

[1] Using a CHF/DKK rate of 4.80.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     MAY 31, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations